Earnings Press Release

Exhibit 99.1

For Immediate Release

TFI International Announces 2025 Fourth Quarter and Full-Year Results

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Fourth quarter operating income of $127.2 million compares to $160.2 million in the same prior year quarter
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Fourth quarter net income of $71.7 million compares to $88.1 million in Q4 2024, while adjusted net income1 of $89.5 million compares to $101.8 million in Q4 2024
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Fourth quarter diluted earnings per share (diluted “EPS”) of $0.87 compares to $1.03 in Q4 2024, while adjusted diluted EPS1 of $1.09 compares to $1.19 in Q4 2024
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Fourth quarter net cash from operating activities $282.2 million compares to $262.4 million in Q4 2024, while free cash flow1 of $258.9 million compares to $207.5 million in Q4 2024
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The Board of Directors approved a $0.47 quarterly dividend, an increase of 4%

Montreal, Quebec, February 17, 2026 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced its results for the fourth quarter and full year ended December 31, 2025. All amounts are shown in U.S. dollars.

“We finished 2025 on a favorable note, delivering robust free cash flow that topped $10 per share for the year, driven by our entire team’s keen emphasis on customer service and operational efficiencies,” said Alain Bédard, Chairman, President and Chief Executive Officer. “As we prepare for stronger freight fundamentals, we were able to improve our operating ratio for U.S. LTL which has been an ongoing area of focus. We’re also tapping into attractive growth opportunities today that will further leverage our unique infrastructure and capabilities. The end result of our strong execution was evident during the fourth quarter, with free cash flow some 25% higher than the year-earlier period, further strengthening our fortress balance sheet and supporting strategic allocation of capital to internal growth investments and attractive M&A. Importantly, we were also able to return significant capital to shareholders, raising our dividend in the fourth quarter and repurchasing well over $200 million worth of common shares during the year, which are key components of our ongoing approach to creating long-term shareholder value.”

FOURTH QUARTER RESULTS

Financial highlights	Three months ended		Years ended
		December 31		December 31
(in millions of U.S. dollars, except per share data)	2025	2024	2025	2024
Total revenue	1,914.0	2,076.9	7,884.7	8,396.8
Revenue before fuel surcharge	1,679.7	1,826.7	6,913.0	7,304.6
Adjusted EBITDA[1]	279.6	315.3	1,170.5	1,321.0
Operating income	127.2	160.2	565.3	719.0
Net cash from operating activities	282.2	262.4	977.8	1,062.7
Net income	71.7	88.1	310.6	422.5
EPS - diluted ($)	0.87	1.03	3.72	4.96
Adjusted net income[1]	89.5	101.8	364.9	489.5
Adjusted EPS - diluted¹ ($)	1.09	1.19	4.37	5.75
Weighted average number of shares ('000s)	82,137	84,622	83,067	84,552
Weighted average number of diluted shares ('000s)	82,421	85,151	83,414	85,243
Number of share outstanding - end of period ('000s)	82,151	84,408	82,151	84,408
[1] This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS Financial Measures” section below.

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Earnings Press Release

FOURTH QUARTER RESULTS

Total revenue of $1.91 billion compared to $2.08 billion in the prior year period and revenue before fuel surcharge of $1.68 billion compared to $1.83 billion in the prior year period. The decrease is primarily due to reduced volumes driven by weaker end market demand partially offset by contributions from business acquisitions.

Operating income of $127.2 million compared to $160.2 million in the prior year period. The decrease is primarily attributable to the decline in revenues as a result of weaker market demand in the quarter, partially offset by contributions from business acquisitions of $2.8 million.

Net income of $71.7 million compared to $88.1 million in the prior year period, and net income of $0.87 per diluted share compared to $1.03 in the prior year period. Adjusted net income, a non-IFRS measure, was $89.5 million, or $1.09 per diluted share, compared to $101.8 million, or $1.19 per diluted share, in the prior year period.

Total revenue declined by 3% for the Truckload segment, 10% for the Less-Than-Truckload segment and 13% for the Logistics segment. Operating income in the Less-Than-Truckload segment decreased by 12%, 19% in the Truckload segment, and 27% in the Logistics segment.

FULL-YEAR RESULTS

Total revenue was $7.88 billion for 2025 versus $8.40 billion in 2024. Revenue before fuel surcharge of $6.91 billion compared to $7.30 billion the prior year. The decrease is primarily due to decreases from existing operations due to weaker market demand and is partially offset by increased from business acquisitions of $386.1 million.

Operating income totaled $565.3 million compared to $719.0 million in the prior year. The decrease is mainly attributable to the weaker market demand referenced above and greater depreciation charges, partially offset by contributions from business acquisitions.

Net income was $310.6 million, or $3.72 per diluted share, compared to $422.5 million, or $4.96 per diluted share a year earlier. Adjusted net income and adjusted diluted EPS, non-IFRS measures, were $364.9 million, or $4.37 per diluted share, compared to $489.5 million, or $5.75 per diluted share the prior year.

During 2025, total revenue increased 5% for Truckload, due to the acquisition of Daseke in 2024, and declined 12% for Less-Than-Truckload and 13% for Logistics relative to the prior year. Operating income was down 13% for Truckload and 28% for both Less-Than-Truckload and Logistics.

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Earnings Press Release

SEGMENTED RESULTS
(in millions of U.S. dollars)	Three months ended December 31				Years ended December 31
	2025		2024		2025		2024
	$		$		$		$
Revenue before fuel surcharge
Less-Than-Truckload	660.5		737.3		2,730.2		3,085.7
Truckload	674.2		693.2		2,733.4		2,551.5
Logistics	358.1		410.2		1,503.9		1,721.0
Eliminations	(13.1)		(14.1)		(54.5)		(53.6)
	1,679.7		1,826.7		6,913.0		7,304.6
	$	% of Rev.[1]	$	% of Rev.[1]	$	% of Rev.[1]	$	% of Rev.[1]
Operating income (loss)
Less-Than-Truckload	61.5	9.3%	70.3	9.5%	260.0	9.5%	361.2	11.7%
Truckload	48.2	7.1%	59.7	8.6%	220.1	8.1%	252.4	9.9%
Logistics	31.3	8.7%	42.9	10.5%	131.3	8.7%	182.4	10.6%
Corporate	(13.8)		(12.6)		(46.1)		(77.1)
	127.2	7.6%	160.2	8.8%	565.3	8.2%	719.0	9.8%
Note: due to rounding, totals may differ slightly from the sum.
[1] Revenue before fuel surcharge

CASH FLOW

Net cash flow from operating activities increased to $282.2 million during 2025 from $262.4 million in the prior year. The increase was due to an increase in cash released from changes in working capital and a reduction of income taxes paid.

Net cash from investing activities decreased by $117.9 million, primarily due to an increase in cash used in business combinations of $152.1 million partially offset by an increase in the proceeds from the sale of assets held for sale.

The Company returned $54.1 million to shareholders during the quarter, of which $36.7 million was through dividends and $17.4 million was through share repurchases. In addition, the Company borrowed an additional $180.9 million of debt during the quarter. These additional borrowings are almost entirely offset by the increase in the cash and cash equivalents in the quarter of $170.3 million.

On December 15, 2025, the Board of Directors of TFI International declared a quarterly dividend of $0.47 per outstanding common share, paid on January 15, 2026, representing a 4% increase over the $0.45 quarterly dividend declared in Q4 2024.

GUIDANCE

Assuming no significant positive or negative change in the operating environment, the Company expects first quarter 2026 adjusted diluted EPS to be in the range of $0.50 to $0.60. The Company expects full-year net capital expenditures excluding real estate, between $225 million and $250 million.

WEBCAST DETAILS

TFI International will host a webcast on Wednesday, February 18, 2026 at 8:30 a.m. Eastern Time to discuss these results. Interested parties can join the webcast or access the replay of the webcast via the link accessible on the TFI website under the Presentations and Reports section.

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Earnings Press Release

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

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Less-Than-Truckload;
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Truckload;
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Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under symbol TFII. For more information, visit www.tfiintl.com.

FORWARD-LOOKING STATEMENTS

The Company may make statements in this report that reflect its current expectations regarding future results of operations, performance and achievements. These are “forward-looking” statements and reflect management’s current beliefs. They are based on information currently available to management. Words such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue” and words and expressions of similar import are intended to identify these forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected.

The Company wishes to caution readers not to place undue reliance on any forward-looking statements which reference issues only as of the date made. The following important factors could cause the Company’s actual financial performance to differ materially from that expressed in any forward-looking statement: the highly competitive market conditions, the Company’s ability to recruit, train and retain qualified drivers, fuel price variations and the Company’s ability to recover these costs from its customers, foreign currency fluctuations, the impact of environmental standards and regulations, changes in governmental regulations applicable to the Company’s operations, adverse weather conditions, accidents, the market for used equipment, changes in interest rates, cost of liability insurance coverage, downturns in general economic conditions affecting the Company and its customers, credit market liquidity, and the Company’s ability to identify, negotiate, consummate, and successfully integrate acquisitions. In addition, any material weaknesses in internal control over financial reporting that are identified, and the cost of remediation of any such material weakness and any other control deficiencies, may have adverse effects on the Company and impact future results.

The foregoing list should not be construed as exhaustive, and the Company disclaims any subsequent obligation to revise or update any previously made forward-looking statements unless required to do so by applicable securities laws. Unanticipated events are likely to occur. Readers should also refer to the section “Risks and Uncertainties” at the end of the 2025 Q4 MD&A for additional information on risk factors and other events that are not within the Company’s control. The Company’s future financial and operating results may fluctuate as a result of these and other risk factors.

NON-IFRS FINANCIAL MEASURES

This press release includes references to certain non-IFRS financial measures as described below. These non-IFRS measures do not have any standardized meanings prescribed by International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation, in addition to, not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The terms and definitions of the non-IFRS measures used in this press release and a reconciliation of each non-IFRS measure to the most directly comparable IFRS measure are provided in the exhibits.

Adjusted EBITDA:

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Earnings Press Release

Adjusted EBITDA is calculated as net income before finance income and costs, income tax expense, depreciation, amortization, impairment of intangible assets, bargain purchase gain, restructuring from business acquisitions, and gain or loss on sale of land and buildings, assets held for sale, sale of business, and gain or loss on disposal of intangible assets. Management believes adjusted EBITDA to be a useful supplemental measure. Adjusted EBITDA is provided to assist in determining the ability of the Company to assess its performance.

Adjusted EBITDA	Three months ended December 31		Years ended December 31
(unaudited, in millions of U.S. dollars)	2025	2024	2025	2024
Net income	71.7	88.1	310.6	422.5
Net finance costs	38.4	43.5	160.0	158.2
Income tax expense	17.1	28.6	94.8	138.2
Depreciation of property and equipment	85.1	90.6	350.9	332.6
Depreciation of right-of-use assets	42.9	43.5	172.8	169.5
Amortization of intangible assets	21.7	20.4	86.8	80.0
Restructuring from business acquisitions	-	-	-	19.7
Loss on sale of land and buildings	-	-	0.1	-
(Gain) loss, net of impairment, on sale of land
and buildings and assets held for sale	2.6	0.5	(5.4)	0.2
Adjusted EBITDA	279.6	315.3	1,170.5	1,321.0
Note: due to rounding, totals may differ slightly from the sum.

Adjusted net income and adjusted earnings per share (adjusted “EPS”), basic or diluted:

Adjusted net income is calculated as net income excluding amortization of intangible assets related to business acquisitions, net change in the fair value and accretion expense of contingent considerations, net change in the fair value of derivatives, net foreign exchange gain or loss, impairment of intangible assets, bargain purchase gain, restructuring from business acquisitions, gain or loss on sale of land and buildings and assets held for sale, impairment on assets held for sale, gain or loss on the sale of business and directly attributable expenses due to the disposal of the business. Adjusted earnings per share, basic or diluted, is calculated as adjusted net income divided by the weighted average number of common shares, basic or diluted. The Company uses adjusted net income and adjusted earnings per share to measure its performance from one period to the next, without the variation caused by the impact of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

Adjusted net income	Three months ended December 31		Years ended December 31
(unaudited, in millions of U.S. dollars, except per share data)	2025	2024	2025	2024
Net income	71.7	88.1	310.6	422.5
Amortization of intangible assets related to business acquisitions	18.8	18.9	76.5	73.7
Net change in fair value and accretion expense of
contingent considerations	(0.6)	0.0	(0.5)	(6.0)
Net foreign exchange (gain) loss	(0.5)	0.7	0.4	3.8
Restructuring from business acquisitions	-	-	-	19.7
(Gain) loss, net of impairment, on sale of land and buildings
and assets held for sale	2.6	0.5	(5.4)	0.2
Tax impact of adjustments	(2.5)	(6.4)	(16.6)	(24.3)
Adjusted net income	89.5	101.8	364.9	489.5
Adjusted earnings per share - basic	1.09	1.20	4.39	5.79
Adjusted earnings per share - diluted	1.09	1.19	4.37	5.75
Note: due to rounding, totals may differ slightly from the sum.

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Earnings Press Release

Free cash flow:

Net cash from operating activities, less additions to property and equipment plus proceeds from sale of property and equipment and assets held for sale. Management believes that this measure provides a benchmark to evaluate the performance of the Company in regards to its ability to meet capital requirements.

Free cash flow	Three months ended December 31		Years ended December 31
(unaudited, in millions of U.S. dollars)	2025	2024	2025	2024
Net cash from operating activities	282.2	262.4	977.8	1,062.7
Additions to property and equipment	(82.8)	(72.7)	(273.2)	(392.8)
Proceeds from sale of property and equipment	15.5	15.9	58.8	65.4
Proceeds from sale of assets held for sale	44.0	2.0	68.9	33.4
Free cash flow	258.9	207.5	832.3	768.6

Note to readers: Audited consolidated financial statements and Management’s Discussion & Analysis are available on TFI International’s website at www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com

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